Don Leclair	World Headquarters
Executive Vice President	One American Road
Chief Financial Officer	Dearborn, Michigan 48126-2798 USA

May 22, 2007

Via E-mail and Edgar
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company
Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 Form 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments and requests for supplemental information set forth in your letter dated March 28, 2007.  For your convenience, each comment is repeated verbatim with our response immediately following.

Note 11.  Impairment of Long-Lived Assets, page FS-21

1.
Please consider providing in tabular format a detailed summary describing the significant components of the various long-lived assets that were impaired both within the Ford North America segment and Premier Automotive Group segment.  Refer also to the last paragraph of Note 12.  Please disclose the amount of intangible assets impaired that have been included in the amounts shown in Note 11.

Going forward, when we have a long-lived asset impairment, we will include a tabular format describing the significant components of the impairment in the periodic report for the period in which the impairment occurs, or, if not timely determinable, in a subsequent periodic report.  Pursuant to your request, the table below describes the significant components of the third quarter 2006 long-lived asset impairments discussed in our 2006 Form 10-K Report.

	Ford North America	Jaguar and Land Rover
(In millions)
Land	$—	$—
Buildings and land improvements	324	176
Machinery, equipment and other	1,360	635
Special tools	516	750
Intangible assets	—	39
Total	$2,200	$1,600

Note 12.  Goodwill and Other Intangibles, page FS-21

2.
Supplementally provide us with a schedule summarizing the goodwill within your PAG reporting unit by brand (i.e., Volvo, Jaguar, Land Rover and Aston Martin).  Please provide this supplemental information in the same format as that found in the first table in Note 12 to your financial statements.

Upon our adoption in 2002 of Statement of Financial Accounting Standards ("SFAS") No. 142, we identified goodwill reporting units as required by paragraph 54 of the standard.  As part of our ongoing annual impairment testing, we review and confirm the appropriateness of our designated reporting units each year.

As disclosed in our 2006 Form 10-K Report, Ford Motor Company has five Automotive operating segments:  Ford North America, Ford South America, Ford Europe, Premier Automotive Group ("PAG"), and Ford Asia Pacific and Africa/Mazda.  Within our PAG operating segment, we have identified three components for which we have discrete financial information that is regularly reviewed by our PAG segment managers:  Volvo, Jaguar and Land Rover, and Aston Martin.  We have aggregated and deemed these three components to be a single reporting unit for purposes of SFAS No. 142 because they have similar economic characteristics and the aggregation criteria of paragraph 30 have been met.  At December 31, 2006, total PAG goodwill was $5.6 billion.

Goodwill for the four individual brands within PAG, calculated based on each brand's original purchase price allocation (amortized until the adoption of SFAS No. 142), was as follows at December 31, 2006 (in millions):

Volvo	$2,886
Jaguar	1,809
Land Rover	881
Aston Martin	4
Total	$5,580

During the fist quarter of 2007, Aston Martin was classified as held-for-sale.  Because we had integrated the operations of our four vehicle brands within our PAG reporting unit, we were required to determine an appropriate allocation of PAG goodwill to Aston Martin based on Aston Martin’s fair value relative to the overall fair value of PAG. In order to determine the appropriate allocation, we commissioned a third-party valuation which used the discounted cash flow and market methods of determining fair value.  Based on this valuation, PAG goodwill of $434 million was allocated to the Aston Martin held-for-sale operation.

3.
We note you tested goodwill for impairment at your Ford North America and PAG reporting units as a result of the $1.6 billion pre-tax charge for impairment of long-lived assets recorded in the third quarter of 2006.  We also note that your test of recoverability of long-lived assets utilizes undiscounted cash flows and your goodwill impairment test uses the present value of free cash flows method.  In light of the fact that calculations of discounted cash flows generally yield lower results than those of undiscounted cash flows, it is unclear to us how you could have recorded an impairment of the long-lived assets of your Ford North America and PAG reporting units while, at the same time, testing the goodwill for those same reporting units and concluding that no goodwill impairment was necessary.  Please explain supplementally.  In your response, provide us with an overview of your calculations regarding your 2006 impairment testing for both the long-lived assets and the goodwill for your Ford North America and PAG reporting units.  Also, provide us with a summary of your major underlying assumptions and an analysis of how the present value of free cash flows method differs from the use of projected undiscounted future cash flows.  Finally, in your response, please provide us with additional information regarding your conclusion that PAG's goodwill is not impaired.  In this regard, we note that PAG's pre-tax results of operations, wholesale unit volumes, and U.S. and European market shares have all declined over the past three years.

As discussed more fully below, we performed long-lived asset impairment testing in the third quarter of 2006, which resulted in impairment charges of $2.2 billion for our Ford North America asset group and $1.6 billion for our Jaguar and Land Rover asset group.  In accordance with paragraph 29 of SFAS No. 142, the long-lived asset impairment was recognized prior to our test for goodwill impairment.  As a result, the adjusted carrying amount for each of our Ford North America and PAG reporting units was not greater than its fair value, and goodwill did not have the potential of being impaired.

More specifically, as described in Note 2 of the Notes to the Financial Statements in our 2006 Form 10-K Report, our policy for SFAS No. 144 long-lived asset impairment testing involves a two-step approach that is initiated when a triggering event occurs.  Consistent with paragraphs 7 and 18 of SFAS No. 144, we first test for recoverability using projected undiscounted cash flows over a period of time commensurate with the remaining useful life of the primary assets being tested for impairment.  If this test shows that the undiscounted cash flows are insufficient to support recoverability, we then perform a fair value analysis using primarily a discounted cash flow methodology to determine the amount of the impairment.  We also may consider various market multiples, and may consult with external valuation experts.

Our policy for SFAS No. 142 goodwill impairment testing also involves a two-step approach.  We first test to determine whether we have a potential for impairment using projected discounted cash flows (using the same assumptions as in the second step of our SFAS No. 144 testing to measure long-lived asset impairments).  If the discounted cash flows are less than the carrying value of the reporting unit, we compare the carrying value of reporting unit goodwill with its implied fair value using a methodology consistent with a business combination (e.g., a purchase price allocation).

It is also important to note, as described in our response to the preceding comment, that our SFAS No. 142 goodwill impairment testing is performed at a reporting unit level, using aggregated reporting unit cash flows.  By comparison, our SFAS No. 144 long-lived asset impairment testing is performed at the lowest levels of identifiable cash flows.  For our PAG operating segment, our lowest levels of identifiable cash flows exist at our Volvo, Jaguar and Land Rover, and Aston Martin operations.

In the third quarter of 2006, triggering events at both our Ford North America and our Jaguar and Land Rover operations required us to test for impairments of long-lived assets for these two asset groups.  For each of these asset groups, the undiscounted cash flows over the period of time commensurate with the remaining useful life of the primary assets being tested for impairment were insufficient to support recoverability.  We then performed a discounted cash flow analysis to measure the amount of the impairment.  This resulted in an impairment of long-lived assets for each asset group.

The testing for recoverability under SFAS No. 144 for the Ford North America asset group and the Jaguar and Land Rover asset group required us to perform goodwill impairment testing at our Ford North America and PAG reporting units.  In accordance with paragraph 29 of SFAS No. 142, the goodwill for these reporting units was tested for impairment after giving effect to the long-lived asset impairments discussed in the preceding paragraph.  For each of these reporting units, the fair value of the reporting unit determined by projected discounted cash flow analyses subsequent to the long-lived asset impairment equaled or exceeded its carrying amount.  Thus, no impairment of goodwill was required.

The starting point for both our asset and goodwill impairment testing is our five-year business plan approved by our Board of Directors.  When we perform a fair value test (as in step two for long-lived asset impairments and step one for goodwill impairments), we use a grow-in period to targeted after-tax return on sales ("ATROS") for the period beyond the approved business plan.  We also consider recent operating results, including pre-tax results of operations, wholesale unit volumes, and changes in market share, as well as our expected results as forecasted in our most recent business plan.  Our terminal year assumptions include an earnings multiple and a growth rate.  In addition, our internal valuations discount the cash flows at our corporate weighted-average cost of capital.  We also may consult with external valuation experts in order to confirm our results.

Our discounted cash flow results for PAG continue to support the carrying value of goodwill tested at the reporting unit level.  Additionally, our recent third-party valuation used to allocate PAG goodwill to Aston Martin based on the relative fair values of the operations further supports our conclusion that the carrying value of the remaining goodwill for the PAG reporting unit (i.e., for Volvo, Jaguar and Land Rover) is not impaired.

4.
In a press release dated March 12, 2007, you announced an agreement to sell your Aston Martin car business in a transaction valued at $925 million.  In this regard, tell us the expected amount of gain or loss on this transaction.  Also, tell us the estimated fair value of the Aston Martin business as determined in your most recent goodwill impairment test using the present value of free cash flow method.  Finally, please provide us with the estimated fair values of your Volvo, Jaguar and Land Rover business as determined in your most recent goodwill impairment test.

We have signed definitive agreements for the sale of our Aston Martin business, though the sale has not yet closed.  While the key elements of the transaction have been agreed upon, we are engaged in ongoing discussions regarding supply agreements, transitional service agreements, and employment issues.  We are in the process of identifying the appropriate accounting for the various elements of the transaction and, as disclosed in our Quarterly Report on Form 10-Q for the period ended March 31, 2007 ("First Quarter 2007 Form 10-Q Report"), we presently estimate a modest gain on the sale.

The value of the discounted cash flow model for Aston Martin that we used in our PAG goodwill testing at December 31, 2006 was less than our anticipated proceeds on the sale of Aston Martin.

Note 15.  Debt and Commitments, page FS-25

5.
Reference is made to the Financial Services Sector long-term debt.  Please tell us why the $17,450 million and $17,330 million amounts described in the table as "notes payable within one year" have not been classified as short-term debt, as we note that such aggregate debt amount of $34,780 million is showing as maturing in the year 2007 in the table of long-term debt maturities at December 31, 2006.

Ford Motor Credit Company ("Ford Credit"), our wholly-owned subsidiary, does not report its balance sheet on a classified basis.  In the Notes to the Financial Statements of Ford Credit's Form 10-K Report, Ford Credit provides additional information by categorizing its total debt into short- and long-term maturities.  For these purposes, Ford Credit considers any debt with an original maturity of 12 months or less (primarily commercial paper and demand notes) to be short-term debt.  Accordingly, it does not categorize as short-term debt the portion of long-term debt that matures within one year.  We disclose Financial Services sector debt, primarily Ford Credit's, in our Notes to the Financial Statements using the same convention.

Beginning with the 2007 Form 10-K Report, we will further clarify the disclosures in our Debt and Commitments note regarding the categorization of short- and long-term debt.

Note 17.  Employee Separation Actions and Exit and Disposal Activities, page FS-31

6.
Refer to the discussion of the Jobs Bank Benefits Reserve.  Please provide a tabular summary of the Jobs Bank Benefit Reserve amount.  Also, provide a tabular summary of the number of "affected employees" by pending or potential separation status (i.e., those who have accepted voluntary separation packages, those relocated to other facilities, involuntary separations, etc.)  Similarly tables should be provided related to your disclosures under the heading of "Other Actions."

Costs associated with our Jobs Bank Benefits and UAW voluntary separation programs disclosed in Note 17 of the Notes to the Financial Statements in our 2006 Form 10-K Report were not "exit activities" subject to the accounting and disclosure requirements of SFAS No. 146.  As such, we did not include a reconciliation of the beginning and ending liability balances in our 2006 Form 10-K Report.  Nonetheless, in response to your comments, we included the requested tabular summary in the Notes to the Financial Statements contained in our First Quarter 2007 Form 10-Q Report filed earlier this month.  We will continue to provide a similar summary until the respective employee programs are complete or the liability balances become immaterial.

Schedule II – Valuation and Qualifying Accounts, page FSS-1

7.
Refer to the 2006 changes for the line item "Allowance for Deferred Tax Assets" and footnote (e) to the table.  Please tell us how you determined the amounts to charge each to Accumulated other comprehensive income/(loss) and the income statement.

Pursuant to paragraph 26 of SFAS No. 109, the effect of a change in the beginning-of-the-year balance in the valuation allowance that results from a change in circumstances that cause a change in judgment about the realizability of the related deferred tax asset in future years ordinarily should be included in income from continuing operations.  The effect of other changes in the balance of a valuation allowance are allocated among continuing operations and items other than continuing operations as required by paragraph 35.  Paragraph 35 states that income tax expense or benefit for the year shall be allocated among continuing operations, discontinued operations, extraordinary items, and items charged or credited directly to shareholders' equity.

As described in Note 18 of the Notes to the Financial Statements in our 2006 Form 10-K Report, effective September 30, 2006, there was a change in circumstances related to our net deferred tax position that caused a change in judgment about the realizability of the deferred tax assets.  The increase of $2.2 billion to the beginning-of-the-year valuation allowance at September 30, 2006 was charged to Provision for/(benefit from) income taxes on our income statement under the guidance of paragraph 26 of SFAS No. 109, regardless of whether the deferred tax asset was the result of items reported in Income/(loss) from continuing operations or Accumulated other comprehensive income ("AOCI").  The $4.7 billion increase in the valuation allowance during the fourth quarter of 2006 was for incremental deferred tax assets resulting from fourth quarter activity, and was charged to both Provision for/(benefit from) income taxes and AOCI.  Of this $4.7 billion increase in the valuation allowance, $2.7 billion was charged to AOCI as a result of incremental deferred tax assets generated from items reported in AOCI (i.e., foreign currency translation and employee benefit related items, including a charge upon adoption of SFAS No. 158).  The remaining $2 billion increase was charged to Provision for/(benefit from) income taxes.

*****

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements, and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (313) 845-0608, or Mark Kosman, Global Accounting Director, at (313) 845-9255.

Sincerely,

/s/ Don Leclair

Don Leclair

cc:           Mr. Max Webb, Division of Corporation Finance